United States Securities and Exchange Commission Washington, D.C. 20549 FORM 6-K REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934 For the month of November 2024 Commission File Number 132-02847 INTER & Co, INC. (Exact name of registrant as specified in its charter) N/A (Translation of Registrant’s executive offices) Av Barbacena, 1.219, 22nd Floor Belo Horizonte, Brazil, ZIP Code 30 190-131 Telephone: +55 (31) 2138-7978 (Address of principal executive office) Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐ Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐ No ☒ Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐ No ☒

E A R N I N G S P R E S E N T A T I O N | 3 Q 2 4 3Q24 Earnings Presentation November 2024

E A R N I N G S P R E S E N T A T I O N | 3 Q 2 4 Disclaimer This report may contain forward-looking statements regarding Inter, anticipated synergies, growth plans, projected results and future strategies. While these forward-looking statements reflect our Management’s good faith beliefs, they involve known and unknown risks and uncertainties that could cause the company’s results or accrued results to differ materially from those anticipated and discussed herein. These statements are not guarantees of future performance. These risks and uncertainties include, but are not limited to, our ability to realize the amount of projected synergies and the projected schedule, in addition to economic, competitive, governmental and technological factors affecting Inter, the markets, products and prices and other factors. In addition, this presentation contains managerial numbers that may differ from those presented in our financial statements. The calculation methodology for these managerial numbers is presented in Inter’s quarterly earnings release. Statements contained in this report that are not fact or historical information may be forward-looking statements under the terms of the Private Securities Litigation Reform Act of 1995. These forward- looking statements may, among other things, beliefs related to the creation of value and any other statements regarding Inter. In some cases, terms such as “estimate”, “project”, “predict”, “plan”, “believe”, “can”, “expectation”, “anticipate”, “intend”, “aimed”, “potential”, “may”, “will/shall” and similar terms, or the negative of these expressions, may identify forward looking statements. These forward-looking statements are based on Inter's expectations and beliefs about future events and involve risks and uncertainties that could cause actual results to differ materially from current ones. Any forward-looking statement made by us in this document is based only on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise. For additional information that about factors that may lead to results that are different from our estimates, please refer to sections “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors” of Inter&Co Annual Report on Form 20-F. The numbers for our key metrics (Unit Economics), which include active users, as average revenue per active client (ARPAC), cost to serve (CTS), are calculated using Inter’s internal data. Although we believe these metrics are based on reasonable estimates, there are challenges inherent in measuring the use of our business. In addition, we continually seek to improve our estimates, which may change due to improvements or changes in methodology, in processes for calculating these metrics and, from time to time, we may discover inaccuracies and make adjustments to improve accuracy, including adjustments that may result in recalculating our historical metrics. About Non-IFRS Financial Measures To supplement the financial measures presented in this press release and related conference call, presentation, or webcast in accordance with IFRS, Inter&Co also presents non-IFRS measures of financial performance, as highlighted throughout the documents. The non-IFRS Financial Measures include, among others: Adjusted Net Income, Cost to Serve, Cost of Funding, Efficiency Ratio, Underwriting, NPL > 90 days, NPL 15 to 90 days, NPL and Stage 3 Formation, Cost of Risk, Coverage Ratio, Funding, All-in Cost of Funding, Gross Merchandise Volume (GMV), Premium, Net Inflows, Global Services Deposits and Investments, Fee Income Ratio, Client Acquisition Cost, Cards+PIX TPV, Gross ARPAC, Net ARPAC, Marginal NIM 1.0, Marginal NIM 2.0, Net Interest Margin IEP + Non-int. CC Receivables (1.0), Net Interest Margin IEP (2.0), Cost-to-Serve, Risk-Adjusted Net Interest Margin IEP + Non-int. CC Receivables (1.0), Risk Adjusted Net Interest Margin IEP (2.0), Risk Adjusted Efficiency Ratio. A “non-IFRS financial measure” refers to a numerical measure of Inter&Co’s historical or financial position that either excludes or includes amounts that are not normally excluded or included in the most directly comparable measure calculated and presented in accordance with IFRS in Inter&Co’s financial statements. Inter&Co provides certain non-IFRS measures as additional information relating to its operating results as a complement to results provided in accordance with IFRS. The non-IFRS financial information presented herein should be considered together with, and not as a substitute for or superior to, the financial information presented in accordance with IFRS. There are significant limitations associated with the use of non-IFRS financial measures. Further, these measures may differ from the non-IFRS information, even where similarly titled, used by other companies and therefore should not be used to compare Inter&Co’s performance to that of other companies. 2

EARNINGS PRESENTATION | 3Q24

3Q24 highlights



R$ 1.2+ trillion run rate TPV

R$ 50 billion funding

R$ 122 billion AuC

34.9 million clients

The super app of your financial life

Still raising the bar



R$ 2.7 billion gross revenue

R$ 260 million net income

11.9% ROE

Note: Definitions are in the Glossary section of this Earnings Presentation.

3

E A R N I N G S P R E S E N T A T I O N | 3 Q 2 4 4 Agenda 1.CEO Overview 2.Business Update 3.Financial Performance 3Q24 Earnings Presentation João Vitor Menin Global CEO

E A R N I N G S P R E S E N T A T I O N | 3 Q 2 4 5 Our unique competitive edge 35 MM Driving upselling & cross-selling Principality Clients Best-in-class UX/UI Complete suite of products Platform Now: 3-Dimensional Growth

EARNINGS PRESENTATION | 3Q24

A platform that **generates alpha across verticals**


YoY Growth
In %
Market
Inter
Excess Growth
Inter&Co
Market
+2.2x
+45%
+21%
PIX Keys[1]
Banking
+3.3x
+35%
+10%
Loan Portfolio[2]
Credit
+3.5x
+57%
+16%
Tesouro Direto[3]
Investments
+3.4x
+60%
+18%
Premiums[4]
Insurance
+3,2x
+59%
+19%
GMV[5]
Shopping
+3.8x
+74%
+19%
FX Transfers[6]
Global
+48.3x
+150%
+3%
Loyalty Clients[7]
Loyalty

Note 1: "Estoque de Chaves por Participante", from September 30th, 2024 vs September 30th, 2023. Data from Banco Central do Brasil. **Note 2:** Total Loans in Brazil (Saldo da carteira de crédito – Total) excluding BNDES Loan Portfolio from August 31st, 2024 vs August 31st, 2023. Data from Banco Central do Brasil and BNDES. **Note 3:** Tesouro Direto Balance. For Inter: from September 30th, 2024 vs September 30th, 2023. For Market: August 31st, 2024 vs August 31st, 2023. Data from Tesouro Transparente. **Note 4:** Insurance Premiums from 6M24 vs 6M23. For Inter. Market data from Fenaprev. **Note 5:** For Inter: Total GMV from 3Q24 vs 3Q23. For Market: Total e-commerce GMV from 6M24 vs 6M23, according to NIQEbit's webshoppers report. **Note 6:** Amount of FX Transfers to Abroad from 3Q24 vs 3Q23 Data from Banco Central do Brasil. **Note 7:** For Inter: Total Clents in the Loop program in September 30th, 2024 vs September 30th, 2023. For Market: Total number of subscriptions in Loayalty prgrams from June 30th, 2024 vs June 30th, 2023. Data from ABEMF.

6

EARNINGS PRESENTATION | 3Q24

Relentless focus on **innovation and on our clients**

Hyper-personalization evolution

10x + conversion[1]

2x + revenue per view[1]

compared to clients with non-personalized app



Global expansion



3.6 mm
Global clients

Shopping Concierge

Powered by AI

Inter Forum

Our own content platform, inside our financial super app



Even more engaged clients

R$1.2 trillion
Run-rate TPV



Strong funding franchise

+R$ 50bn

+ 27% YoY

+21k deposits per hour

Note: Definitions are in the Glossary section of this Earnings Presentation. **Note 1:** As of August 2023.

7

E A R N I N G S P R E S E N T A T I O N | 3 Q 2 4 Total Clients What we achieved so far 3Q24 Our 5-year north star By 2027 8 Where we started 3Q22 Year 0 Year 2 Year 5 23MMO pe ra tio na l 34.9MM Efficiency Ratio 75% Pe rf or m an ce Return on Equity (2%) Pr ofi ta bi lit y 50.7% 11.9% Year 1 4Q23 Year 2 4Q24 Year 3 4Q25 Year 4 4Q26 Year 0 3Q22 Year 5 4Q27 ~30% ~60 MM Year 1 4Q23 Year 2 4Q24 Year 3 4Q25 Year 4 4Q26 Year 0 3Q22 Year 5 4Q27 Year 1 4Q23 Year 2 4Q24 Year 3 4Q25 Year 4 4Q26 Year 0 3Q22 Year 5 4Q27 ~30% Executing the Plan Quarter After Quarter Note: Definitions are in the Glossary section of this Earnings Presentation.

E A R N I N G S P R E S E N T A T I O N | 3 Q 2 4 9 Agenda 1.CEO Overview 2.Business Update 3.Financial Performance 3Q24 Earnings Presentation Alexandre Riccio Brazil CEO

E A R N I N G S P R E S E N T A T I O N | 3 Q 2 4 +22% YoY 10 Total Clients 51.2% 51.0% 51.5% 52.2% 52.7% 54.0% 54.9% 55.3% 11.6 12.6 13.5 14.5 15.5 16.4 17.4 18.4 19.5 22.8 24.7 26.3 27.8 29.4 30.4 31.7 33.3 34.9 - 5 .0 1 0. 1 5.0 2 0. 2 5.0 3 0. 3 5.0 3Q22 4Q22 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 Active Clients +0.9 +0.9 +1.0 +1.0 +1.0 +0.9 +1.0 +1.0 +1.1 0 0.5 1 1.5 Δ Ac tiv e cl ie nt s +151 bps +327 bps Total Number of Clients In millions Business Clients Business Accounts In thousands 1,390 1,496 1,571 1,668 1,796 1,854 1,927 2,058 2,190 1 5 0 1 1 ,0 01 1 ,5 01 2 ,0 0 1 2 ,5 01 3Q22 4Q22 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 55.9% Focus on SMBs Consistent upward trend in client activation and engagement Note: Definitions are in the Glossary section of this Earnings Presentation.

EARNINGS PRESENTATION | 3Q24

Consistent upward trend in client activation and engagement

Total Clients

55.9%

Activation Ratio

+327 bps YoY

Improving

Client Engagement

Business Clients

Focus on SMBs

Higher Activation
Higher ARPAC

Note: Definitions are in the Glossary section of this Earnings Presentation.

11

Cards + PIX TPV per Active Client In R$ thousand, monthly Cards + PIX TPV1 In R$ billions Sources: Banco Central do Brasil. Note 1: Height of PIX volume was reduced to fit on page. 12 Banking %YoY +46% +48% +21% +16% +25%10.3; 49% 11.7; 49% 11.9; 51% 12.3; 51% 12.9; 51% 10.9; 51% 12.2; 51% 11.3; 49% 12.0; 49% 12.6; 49% 21 24 23 24 26 198 230 234 266 294 219 253 257 290 320 - 1 0. 0 2 0 .0 3 0 .0 4 0 .0 5 0 .0 6 0 .0 7 0 .0 8 0 .0 3Q23 4Q23 1Q24 2Q24 3Q24 Credit Debit Pix Quarters of relationship 0 2 4 6 8 10 12 14 1 4 7 10 13 16 19 22 25 Th ou sa nd s 3Q24 1Q18 8.1% (+28bps QoQ) PIX transactions Market Share Transactional volumes improving across cohorts R$ 1.2+ trillion Run Rate TPV

13 Credit Consumer Finance 2.0 Portfolio1 In R$ millions PIX Financing Buy Now Pay Later 175 330 503 - 100 200 300 400 500 600 1Q24 2Q24 3Q24 +52%QoQ Overdraft Transactional platform creates significant opportunity for consumer finance Note 1: Consumer finance portfolio includes PIX financing, bill financing, overdraft, BNPL and other unsecured credit lines.

Shopping Note 1: Average Loop clients ARPAC vs average non-Loop clients ARPAC. GMV In R$ millions 869 1,050 994 1,136 1,381 3Q23 4Q23 1Q24 2Q24 3Q24 6% GMV converted to BNPL (3Q24) Shopping and Loyalty: harvesting cross-selling opportunities +59% YoY Loyalty Clients In millions 1.7 4.0 6.6 8.3 10.0 0 .0 2 .0 4 .0 6 .0 8 .0 10 .0 12 .0 3Q23 4Q23 1Q24 2Q24 3Q24 +500% YoY 14

15 Increasing Engagement 6% GMV converted to BNPL (3Q24) ˜2x Higher Gross ARPAC1 Shopping Loyalty Turning the plan into reality Shopping and Loyalty: harvesting cross-selling opportunities Note 1: Average Loop clients ARPAC vs average non-Loop clients ARPAC.

16 Insurance Policies Sold Investments Active Contracts Assets Under Custody Active Clients 322 389 404 1,023 1,308 1.6 1.7 1.9 2.6 3.4 - 1.5 - 0. 5 0 .5 1. 5 2 .5 3 .5 - 200 400 600 800 1,000 1,200 1,400 1,600 3Q23 4Q23 1Q24 2Q24 3Q24 Sales and Contracts In thousands and millions AuC & Active Clients In R$ billions and millions R$3.4BN Piggy Bank1 AuC 83 92 95 105 122 4.2 4.7 5.3 5.7 6.3 40. 0 50.0 60.0 70.0 80.0 90.0 100.0 110.0 120.0 130.0 140.0 3Q23 4Q23 1Q24 2Q24 3Q24 Investments and Insurance: engaging clients in the super app Note: Definitions are in the Glossary section of this Earnings Presentation. Note 1: “Meu Porquinho” in Portuguese.

Investments and Insurance: engaging clients in the super app

Investments

R$3.4BN

Piggy Bank[1] AuC

+48% QoQ

Increasing

Funding

Insurance

3.4MM

Active Contracts

+115% YoY

High margin

products

Note: Definitions are in the Glossary section of this Earnings Presentation. **Note 1:** "Meu Porquinho" in Portuguese.

17

AuC & Deposits in US Dollars In USD millions Assets under Custody & Management2 Deposit Balance1 Total Global: expanding our product offering in the US million Global Clients 18 Global - - 101 155 187 243 335 381 1,303 8 26 41 66 85 121 123 154 171 8 26 142 221 272 364 459 536 1,474 - 2 0 .0 4 0 .0 6 0 .0 8 0 .0 1 ,0 0. 0 1 ,20 0. 0 1 ,40 0. 0 1 ,60 0. 0 3Q22 4Q22 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 ↑ YoY 442% 3.6 +96%YoY Note 1: Amount included in Demand Deposit and Time Deposits balance on IFRS Financial Statement. Includes securities under Inter&Co Securities Custody. Note 2: Assets under Inter&Co Securities Custody and/or Management.

E A R N I N G S P R E S E N T A T I O N | 3 Q 2 4 Active Clients per Products In millions 19Note 1: Existing products before 1Q19, however the actual number of active clients starts only from 1Q20 in order to fit the graph. Note 2: Excluding clients that has only “CDB Meu Porquinho” linked products. Note 3: Number of active contracts in the end of the period. Older Funding Products Lending Products Newer Transactional Products Quarters of Relationship 0 1 2 3 4 5 1 3 5 7 9 11 13 15 17 19 21 23 0 1 2 3 4 5 1 3 5 7 9 11 13 15 17 19 21 23 0 1 2 3 4 5 1 3 5 7 9 11 13 15 17 19 21 23 Ac tiv e C lie nt s (in m ill io ns ) 18.0 MM Deposits1 7.9MM Debit Card1 6.5MM Bill Payment (Boleto)1 4.1 MM Credit Cards1 3.8 MM CDB1,2 2.5 MM Top-Ups1 1.8 MM Savings Dep.1 1.4 MM Cards Insurance1,3 15.2 MM Pix 2.0 MM FGTS 10.0 MM Inter Loop 2.6 MM Piggy Bank Strength of our ecosystem validated by accelerating product adoption 1.2MM FGTS Insurance3

E A R N I N G S P R E S E N T A T I O N | 3 Q 2 4 Closing the 8% market share gap Market Share In % 20 8.1% 7.4% 6.1% 3.8% 3.8% 2.6% 1.3% 1.1% 7. 9% 5. 7% 4. 2% 2. 9% 2. 8% 2. 3% 1. 2% 0. 9% Banking / Transactional Platform Products 1 Year Ago PIX Transactions1 Home Equity PF2 FX Transactions3 FGTS Loans4 Investing: Tesouro Direto5 Cards TPV6 Shopping: GMV7 Time + Demand Deposits8 + 28 bp s + 19 2 bp s + 16 bp s + 16 7 bp s + 98 bp s + 21 bp s + 92 bp s + 15 bp s Note 1: Total number PIX transactions in 3Q24 and 3Q23 excluding transactions made outside de SPI. Market data from Banco Central do Brasil. Note 2: Total Home Equity PF Portfolio in September/2024 and September/2023. Market data from ABECIP. Note 3: Amount of FX Transfers to Abroad from 3Q24 and 3Q23 Data from Banco Central do Brasil. Note 4: Total FGTS portfolio estimated by multiplying Inter’s share in payments received of FGTS Withdraws (60-F – Saque Aniversário – Alienação ou Cessão Fiduciária) as of 3Q24 by Inter’s September/2024 FGTS loans portfolio. Note 5: Tesouro Direto Balance. Market data from Market: August 31st, 2024 and August 31st, 2023. Data from Tesouro Transparente. Note 6: Total cards TPV in 3Q24 and 3Q23. Market data from ABECS. Note 7: Total e-comerce GMV from 6M24 and 6M23. Market data from Webshoppers Nielsen IQ. Note 8: Total demand and time deposits. Data data from Banco Central do Brasil.

E A R N I N G S P R E S E N T A T I O N | 3 Q 2 4 Total Individuals with Banking Accounts1 199 mm Total PIX Transactions3 14.7 bn Total Cards Volume6 1,036 bn Total Business9 21.3 mm Total Payroll Portfolio12 672 bn Total CC Portfolio15 595 bn Total FGTS Portfolio18 ~76 bn Total HE PF Portfolio21 23bn Significant growth potential already in our ecosystem Market Share/Penetration In % Transaction-Based Individuals Accounts Business Accounts PIX Cards TPV Payroll Credit Cards FGTS Loans Home Equity PF Credit-Based Potential within client base Inter today Market 25.8%/ 5.5mm1 16.3% / 2.3 bn5 6.9% / 69 bn8 5.0% / 33.6 bn14 7.3% / 43.4bn17 13.3% / 10.1 bn20 13.3% / 3.1 bn23 16.3% / 32.4 mm2 8.1% / 1.1 bn4 2.6% / 25 bn7 10.3% / 2.2 mm10 0.7% / 4.4 bn13 1.8% / 10.8 bn16 3.8% / 2.8 bn19 7.6% / 1.7 bn22 21Note: Notes are in the Appendix section of this Earnings Presentation.

E A R N I N G S P R E S E N T A T I O N | 3 Q 2 4 22 Agenda 1.CEO Overview 2.Business Update 3.Financial Performance 3Q24 Earnings Presentation Santiago Stel CFO

EARNINGS PRESENTATION | 3Q24

Outperforming the market on credit growth

Gross Loan Portfolio

In R$ billion


22.0
1.0; 5%
21.0
6.4; 29%
0.6; 3%
3.0; 14%
0.4; 2%
4.6; 21%
1.5; 7%
4.4; 20%
3Q22
24.5
1.8; 8%
22.7
6.9; 28%
0.7; 3%
3.4; 14%
0.7; 3%
4.8; 20%
1.6; 6%
4.7; 19%
4Q22
25.1
1.3; 5%
23.8
7.3; 29%
0.8; 3%
3.1; 12%
1.1; 4%
5.0; 20%
1.7; 7%
4.9; 20%
1Q23
26.5
1.3; 5%
25.1
7.7; 29%
0.7; 3%
3.2; 12%
1.3; 5%
5.2; 20%
1.8; 7%
5.2; 20%
2Q23
28.3
1.2; 4%
27.0
8.7; 31%
0.8; 3%
3.4; 12%
1.6; 6%
5.0; 18%
2.0; 7%
5.5; 19%
3Q23
31.0
1.2; 4%
29.8
9.5; 30%
0.7; 2%
3.9; 12%
1.9; 6%
5.2; 17%
2.3; 7%
6.3; 20%
4Q23
32.1
1.3; 4%
30.9
10.1; 31%
0.8; 3%
3.4; 11%
2.4; 7%
5.1; 16%
2.5; 8%
6.6; 21%
1Q24
35.7
2.7; 8%
33.0
10.5; 29%
0.8; 2%
4.4; 12%
2.6; 7%
5.0; 14%
2.8; 8%
6.9; 19%
2Q24
38.1
4.4; 11%
33.7
10.8; 28%
0.5; 1%
4.1; 11%
2.9; 8%
5.1; 13%
3.1; 8%
7.1; 19%
3Q24

QoQ	YoY	
+7%	+35%	Total
+61%	+258%	Anticip. of CC Receiv.
+2%	+25%	Total Excl. Anticip. of CC Receiv.
+2%	+25%	Credit Card
-39%	-32%	Agribusiness
-5%	+21%	SMBs
+13%	+77%	FGTS
+3%	+2%	Personal[1]
+13%	+54%	Home Equity[2]
+3%	+30%	Real Estate[3]

Note: Definitions are in the Glossary section of this Earnings Presentation. **Note 1:** Personal includes payroll deductible loans, overdraft, credit card renegotiations and other loans, excluding FGTS. **Note 2:** Home Equity includes both business and individuals' portfolio. **Nota 3:** Excluding Home Equity.

23

E A R N I N G S P R E S E N T A T I O N | 3 Q 2 4 3 4 5 6 7 8 9 10 11 12 NPL > 90 days1 In % Credit Cards NPL > 90 Days per Cohort2 In % NPL 15 to 90 days1 In % NPL and Stage 3 Formation In % Note: Definitions are in the Glossary section of this Earnings Presentation. Note 1: Considering Gross Loan Portfolio, which includes anticipation of C.C. receivables. Note 2: Cohorts defined as the first date when the client has his limit available. NPL per cohort = NPL > 90 days balance of the cohort divided by total credit card portfolio of the same cohort. 2Q24 4Q21 24 4.7% 4.6% 4.8% 4.7% 4.5% 0 .0% 1. 0% 2 .0% 3 .0% 4 .0% 5 .0% 6 .0% 7 .0% 8 .0% 9 .0% 10 .0% 3Q23 4Q23 1Q24 2Q24 3Q24 1.6% 1.5% 1.5% 1.7% 1.6% 1.6% 1.5% 1.5% 1.7% 1.9% 0 .0% 1. 0% 2 .0% 3 .0% 4 .0% 5 .0% 6 .0% 7 .0% 3Q23 4Q23 1Q24 2Q24 3Q24 NPL Format ion Stage 3 Formation 4.3% 4.0% 4.4% 3.9% 3.6% 0 .0% 1. 0% 2 .0% 3 .0% 4 .0% 5 .0% 6 .0% 7 .0% 8 .0% 9 .0% 10 .0% 3Q23 4Q23 1Q24 2Q24 3Q24 Converging to Resolution 4,966 Months of Relationship Record-low NPL 15 to 90 days Stable NPLs trends with sequential improvements across cohorts

Coverage Ratio In % Cost of Risk1 In % 25 5.9% 5.2% 5.2% 5.0% 5.1% 2 .0% 3 .0% 4 .0% 5 .0% 6 .0% 7 .0% 8 .0% 3Q23 4Q23 1Q24 2Q24 3Q24 132% 132% 131% 130% 130% 0 .0% 2 0. 0% 4 0. 0% 6 0. 0% 8 0. 0% 10 0 .0% 12 0 .0% 14 0 .0% 16 0 .0% 18 0 .0% 2 0 .0% 3Q23 4Q23 1Q24 2Q24 3Q24 Stable cost of risk and coverage ratio Note: Definitions are in the Glossary section of this Earnings Presentation. Note 1: Considering Gross Loan Portfolio, which includes anticipation of C.C. receivables

26 QoQ YoY +3% +7% Deposits per Active Client +1% +6% Loans to Funding Ratio +5% +27% Total -22% -13% Other +6% +21% Securities Issued +13% +40% Time Deposits +5% +30% Transactional Deposits 10.4; 34% 11.6; 36% 11.0; 33% 11.7; 33% 12.3; 31% 14.4; 33% 13.8; 32% 15.1; 32% 15.9; 32% 9.6; 31% 10.5; 32% 11.7; 35% 13.0; 36% 15.1; 38% 16.3; 38% 16.9; 39% 18.8; 39% 21.2; 42% 6.9; 23% 6.2; 19% 6.6; 20% 7.0; 20% 7.5; 19% 8.1; 19% 8.2; 19% 8.5; 18% 9.0; 18% 3.8; 12% 4.2; 13% 4.2; 13% 3.9; 11% 4.7; 12% 4.7; 11% 4.8; 11% 5.3; 11% 4.1; 8% 30.7 32.5 33.5 35.7 39.6 43.5 43.8 47.8 50.3 3Q22 4Q22 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 1.71 1.75 1.68 1.71 1.77 1.87 1.77 1.85 1.90 1 .60 1 .65 1 .70 1 .75 1 .80 1 .85 1 .90 1 .95 72% 75% 75% 74% 71% 71% 73% 75% 76% 7 0% 7 2% 7 4% 7 6% 7 8% 8 0% Funding & Funding per Active Client In R$ billions & in R$ thousands Note: Definitions are in the Glossary section of this Earnings Presentation. Note 1: Deposits per active client considers total demand deposits plus time deposits by the total number of active clients of the quarter. Note 2: Loans to funding ratio considers total gross loan portfolio divided by total funding. Note 3: Includes saving deposits, creditors by resources to release and liabilities with financial institutions (securities sold under agreements to repurchase, interbank deposits and borrowing and onlending). Note 4: Excluding Conta com Pontos balance. Note 5: Includes Conta com Pontos correspondent balance and demand deposits. 3 4 5 1 2 More than 18 million clients trusting us with their deposits

Avg. CDI of Quarter Cost of Funding Cost of Funding as % of CDI Cost of Funding1 In %, annualized Note: Definitions are in the Glossary section of this Earnings Presentation. Note 1: Average CDI daily rate during the quarter. 1 27 Cost of funding at 6.8%, one of the lowest in the industry 7.9% 7.5% 8.1% 8.0% 8.2% 7.2% 7.0% 6.8% 6.8% 13.5% 13.7% 13.7% 13.7% 13.3% 12.2% 11.3% 10.5% 10.4%59.0% 54.8% 59.7% 58.6% 61.7% 59.2% 61.9% 64.3% 65.4% 3Q22 4Q22 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 Low cost of funding as a strong competitive edge

Consistent growth across revenue streams 28Note: Definitions are in the Glossary section of this Earnings Presentation. 556 65% 675 67% 712 69% 802 70% 819 65% 876 67% 971 69% 1,030 70% 1,125 69% 1,135 68% 295 35% 327 33% 313 31% 348 30% 447 35% 437 33% 430 31% 449 30% 517 31% 541 32% 850 1,002 1,024 1,150 1,265 1,313 1,401 1,479 1,641 1,676 1,540 1,704 1,800 1,939 2,143 2,197 2,291 2,404 2,638 2,684 - 5 00 1, 00 0 1, 50 0 2 ,0 00 2 ,50 0 3 ,0 00 3Q22 4Q22 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 Excl. Inter Pag 3Q24 QoQ YoY +12% +25% Total Gross Revenue +13% +32% Total Net Revenue +21% +21% Net Fee Revenue +10% +39% Net Interest Income Revenue In R$ millions +23%+10% Total Gross Revenue Excl. Inter Pag +30%+11% Total Net Revenue Excl. Inter Pag +16%+15% Net Fee Revenue Excl. Inter Pag +37%+9% Net Interest Income Excl. inter Pag

E A R N I N G S P R E S E N T A T I O N | 3 Q 2 4 ARPAC and CTS Evolution In R$, monthly Maximizing value through economies of scale and client monetization 29 Strong ARPAC with stable CTS 12.8 13.5 14.9 17.1 17.9 17.7 18.5 19.2 19.9 28.6 30.6 28.8 29.6 30.5 30.2 30.1 30.4 32.5 15.8 17.1 13.8 12.5 12.7 12.5 11.7 11.1 12.6 3Q22 4Q22 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 QoQ YoY +7% +6% Net ARPAC +13% -0.4% Cost to Serve +3% +11% Margin per Active Client (Net of Interest Expenses) Note: Definitions are in the Glossary section of this Earnings Presentation.

E A R N I N G S P R E S E N T A T I O N | 3 Q 2 4 4th consecutive quarter with NIM improvement Risk-Adjusted NIM 1.0 30 6.4% 7.2% 7.4% 8.1% 7.8% 7.6% 7.8% 7.8% 8.1% 7.4% 8.4% 8.7% 9.5% 9.2% 9.0% 9.2% 9.2% 9.6% 3.9% 5.1% 4.4% 4.8% 4.6% 5.0% 5.3% 5.5% 5.6% 3.4% 4.4% 3.8% 4.1% 3.9% 4.3% 4.5% 4.6% 4.8% 3. 0% 4. 0% 5. 0% 6. 0% 7. 0% 8. 0% 9. 0% 10. 0% 3Q22 4Q22 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 Risk-Adjusted NIM 2.0 NIM 2.0 NIM 1.0 Record Risk-Adjusted NIMs, even excluding Inter Pag consolidation effect NIM In % Note: Definitions are in the Glossary section of this Earnings Presentation.

E A R N I N G S P R E S E N T A T I O N | 3 Q 2 4 31 47.4% 53.0% 54.3% 59.6% 58.8% 62.1% 69.1% 74.4% 77.9% 55.3% 61.7% 63.5% 69.8% 69.2% 73.5% 81.8% 87.8% 91.7% 29.1% 37.5% 32.2% 35.1% 34.7% 41.2% 47.2% 51.9% 53.6% 24.9% 32.2% 27.6% 30.0% 29.5% 34.8% 39.9% 43.9% 45.6% 20 .0% 30 .0% 40 .0% 50 .0% 60 .0% 70 .0% 80 .0% 90 .0% 3Q22 4Q22 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 Risk-Adjusted NIM 1.0 Risk-Adjusted NIM 2.0 NIM 2.0 NIM 1.0 Record Risk-Adjusted NIMs, even excluding Inter Pag consolidation effect NIM1 In % of CDI Note: Definitions are in the Glossary section of this Earnings Presentation. Note 1: NIM in % divided by the Average CDI daily rate during the quarter. Strong NIM growth as % of CDI

Spending in strategic fronts to drive operational excellence

Expenses Breakdown[1]
In R$ millions

Healthily expenses increase due to:

- People: PLR and "Dissídio"
- Branding: Second wave of our campaign
- Technology: Systems and processes
- Inter Pag: Personnel expenses



592
166; 28%
36; 6%
23; 4%
190; 32%
176; 30%
3Q22
685
171; 25%
56; 8%
40; 6%
178; 26%
240; 35%
4Q22
596
157; 26%
38; 6%
20; 3%
209; 35%
172; 29%
1Q23
575
127; 22%
41; 7%
21; 4%
200; 35%
186; 32%
2Q23
614
151; 25%
41; 7%
22; 4%
190; 31%
211; 34%
3Q23
628
154; 25%
41; 7%
30; 5%
180; 29%
221; 35%
4Q23
628
154; 24%
42; 7%
34; 5%
207; 33%
190; 30%
1Q24
660
181; 27%
53; 8%
49; 7%
173; 26%
204; 31%
2Q24
738
191; 26%
46; 6%
81; 11%
182; 25%
238; 32%
3Q24 Excl. Inter Pag
787
206; 26%
53; 7%
81; 10%
188; 24%
259; 33%
3Q24

QoQ	YoY	
+19%	+28%	Total
+12%	*+20%*	*Total Excl. Inter Pag*
+13%	+36%	Others[2]
+6%	*+27%*	*Other Excl. Inter Pag*
+1%	+31%	D&A
-13%	*+14%*	*D&A Excl. Inter Pag*
+66%	+271%	Advertisement & Marketing
+65%	*+269%*	*Advertisement & Marketing Excl. Inter Pag*
+9%	-1%	Data Processing[3]
+5%	*-4%*	*Data Processing Excl. Inter Pag*
+27%	+23%	Personal Expenses[4]
+16%	*+13%*	*Personnel Excl. Inter Pag*

Note: Definitions are in the Glossary section of this Earnings Presentation. **Note 1:** IFRS Financial Statements lines: "Personnel expenses", "Depreciation and Amortization", "Administrative Expenses". **Note 2:** Others = third party services; rent, condominium fee and property maintenance; provisions for contingencies and Financial System services. **Note 3:** Data processing and information technology. **Note 4:** Personnel Expenses including Share-based and M&A Expenses. Salaries and benefits (including Board).

32

E A R N I N G S P R E S E N T A T I O N | 3 Q 2 4 Total Administrative Eff. Ratio Personnel Eff. Ratio Net Revenue and Expenses Index 100 Efficiency Ratio In % 71.9% 68.3% 75.0% 73.4% 62.4% 53.4% 52.4% 51.4% 47.7% 47.9% 50.7% 18.7% 21.2% 22.3% 25.7% 18.0% 17.3% 18.0% 18.1% 14.5% 14.8% 16.7% 53.2% 47.1% 52.7% 47.7% 44.3% 36.1% 34.4% 33.2% 33.3% 33.1% 34.0% 0 .0% 10 .0% 2 0. 0% 3 0. 0% 4 0. 0% 5 0. 0% 6 0. 0% 7 0. 0% 8 0. 0% 9 0. 0% 1Q22 3Q22 1Q23 3Q23 1Q24 3Q24 48.6% Total Excl. Inter Pag 32.9% Adm. Eff. Ratio Excl. Inter Pag 15.7% Personnel Eff. Ratio Excl. Inter Pag Personnel + Adm Expenses Net revenue1 114 119 115 137 140 158 172 179 192 202 227 100 89 89 95 108 96 91 98 100 100 104 126 7 0 10 0 13 0 16 0 19 0 2 20 2 50 4Q21 3Q22 2Q23 1Q24 223 Personnel + Adm Expenses Excl. Inter Pag 118 Net revenue Excl. Inter Pag 3Q24 33Note: Definitions are in the Glossary section of this Earnings Presentation. Note 1: Total net revenues minus tax expanses. Revenue growth higher than expenses’ through quarters

Net Income & ROE In R$ millions and in % Net Income ROE Surpassing double digit ROE milestone 34 -30 32 11 49 91 151 183 206 243 -30 29 24 64 104 160 195 223 260 -50 - 50 100 150 200 250 300 3Q22 4Q22 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 Net Income Excluding Minorities -1.7% 1.6% 1.4% 3.6% 5.7% 8.5% 9.7% 10.4% 11.9% -1.7% 1.8% 0.7% 2.7% 5.0% 8.2% 9.2% 9.8% 11.3% ROE Excluding Minorities Note: Definitions are in the Glossary section of this Earnings Presentation.

E A R N I N G S P R E S E N T A T I O N | 3 Q 2 4 Closing Remarks 3Q24 Earnings Presentation 35

36 34.9 million clients The super app of your financial life Still raising the bar Note: Definitions are in the Glossary section of this Earnings Presentation.

E A R N I N G S P R E S E N T A T I O N | 3 Q 2 4 Appendix 3Q24 Earnings Presentation 37

E A R N I N G S P R E S E N T A T I O N | 3 Q 2 4 38 Tier-I capital 29.8% 24.1% 23.0% 22.8% 23.7% 23.0% 20.3% 19.3% 17.0% 0 .0% 5 .0% 10 .0% 15 .0% 2 0. 0% 2 5. 0% 3 0. 0% 3 5. 0% 3Q22 4Q22 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 Tier-I Ratio – Banco Inter S.A. In % 12% 2% 3% 3% -4% 6% 8% 6% 7% 11% 11% 2% 5% 7% 10% 4% 11% 7% -6% -4% -2% 0% 2% 4% 6% 8% 10% 12% Loan Portfolio QoQ Growth RWA QoQ Growth Tier-1 Ratio Minimum Capital Requirement3 Banco Inter S.A. Excess Capital2 Banco Inter S.A. 3.4 3.4 2.1 2.1 1.1 5.6 6.7 - 1 .0 2 .0 3 .0 4 .0 5 .0 6 .0 7 .0 8 .0 Banco Inter Inter&Co Excess Capital Inter&Co1 +20%YoY Reference Equity In R$ billions Significant excess capital in the holding structure Note 1: Capital hold at the Inter&Co Holding level. Note 2: Additional reference equity considering minimum capital requirement of 10.5%. Note 3: Considering a Tier-1 Ratio of 10.5%.

EARNINGS PRESENTATION | 3Q24

Balance Sheet (In R$ million)

Balance Sheet	09/30/2024	06/30/2024	09/30/2023	Variation % ΔQoQ	Variation % ΔYoY
Assets					
Cash and cash equivalents	2,274	2,797	4,297	-18.7%	-47.1%
Amounts due from financial institutions	5,225	5,280	3,474	-1.0%	+50.4%
Compulsory deposits	4,185	3,726	2,191	+12.3%	+91.0%
Securities	20,587	18,276	14,908	+12.6%	+38.1%
Derivative financial instruments	18	7	9	+157.6%	+96.9%
Net loans and advances to customers	31,478	30,807	25,297	+2.2%	+24.4%
Non-current assets held-for-sale	185	180	169	+2.7%	+9.1%
Equity accounted investees	10	88	72	-88.2%	-85.5%
Property and equipment	360	194	174	+85.9%	+107.3%
Intangible assets	1,711	1,662	1,322	+3.0%	+29.4%
Deferred tax assets	1,411	1,218	1,071	+15.9%	+31.8%
Other assets	2,483	2,338	2,094	+6.2%	+18.6%
Total assets	**69,929**	**66,573**	**55,079**	**+5.0%**	**+27.0%**
Liabilities					
Liabilities with financial institutions	10,404	10,914	9,418	-4.7%	+10.5%
Liabilities with clients	39,130	35,978	29,064	+8.8%	+34.6%
Securities issued	9,048	8,543	7,463	+5.9%	+21.2%
Derivative financial liabilities	9	14	21	-37.5%	-58.3%
Other liabilities	1,797	1,982	1,260	-9.3%	+42.6%
Total Liabilities	**61,061**	**57,966**	**47,711**	**+5.3%**	**+28.0%**
Equity					
Total shareholder's equity of controlling shareholders	8,707	8,462	7,260	+2.9%	+19.9%
Non-controlling interest	161	146	108	+10.8%	+49.5%
Total shareholder's equity	**8,868**	**8,608**	**7,368**	**+3.0%**	**+20.4%**
Total liabilities and shareholder's equity	**69,929**	**66,573**	**55,079**	+5.0%	+27.0%

Income Statement (In R$ million)

Income Statement	3Q24	2Q24	3Q23	Variation % ΔQoQ	Variation % ΔYoY
Interest income from loans	1,412	1,172	1,107	+20.5%	+27.6%
Interest expenses	(836)	(773)	(770)	+8.2%	+8.5%
Income from securities and derivatives	558	630	482	-11.4%	+15.8%
Net interest income	**1,135**	**1,030**	**819**	**+10.2%**	**+38.6%**
Revenues from services and commissions	468	397	348	+17.8%	+34.5%
Expenses from services and commissions	(38)	(33)	(32)	+14.4%	+16.8%
Other revenues	111	85	131	+31.5%	-15.2%
Revenue	**1,676**	**1,479**	**1,265**	**+13.4%**	**+32.4%**
Impairment losses on financial assets	(471)	(421)	(408)	+11.9%	+15.6%
Net result of losses	**1,205**	**1,057**	**858**	**+13.9%**	**+40.5%**
Administrative expenses	(475)	(403)	(363)	+17.9%	+30.9%
Personnel expenses	(259)	(204)	(211)	+26.8%	+22.9%
Tax expenses	(124)	(99)	(94)	+24.4%	+31.4%
Depreciation and amortization	(53)	(53)	(41)	+0.6%	+31.4%
Income from equity interests in affiliates	-	(0)	(4)	-100.0%	-100.0%
Profit / (loss) before income tax	**294**	**298**	**145**	**-1.2%**	**+102.2%**
Income tax and social contribution	(34)	(75)	(41)	-54.7%	-17.6%
Profit / (loss)	**260**	**223**	**104**	**+16.8%**	**+149.6%**

39

E A R N I N G S P R E S E N T A T I O N | 3 Q 2 4 40 Non-IFRS measures and KPIs – Market Share Definitions (Page 22) Note 1: Total number of individuals with active relationships with banks in Brazil, based on data from Banco Central do Brasil (Bacen), as of September/2024. Note 2: Total number of individual accounts in Inter Brazil (PFs) as of September/2024. Note 3: Total number of PIX transactions made within the SPI only as of 3Q24. Note 4: Total number of Inter’s PIX transactions made within the SPI only as of 3Q24. Note 5: Considering the potential market share as % of penetration of individual accounts in Brazil as of September/24. Note 6: Total TPV of Brazil from July/2024 to September/2024 according to ABECS. Note 7: Total TPV of Inter in Brazil for the 3Q24. Note 8: Considers the potential within client base as the total TPV as of 3Q24 according to ABECS divided by the total number of active cards in 1Q24 according to Bacen times the total number of Inter’s cards as of 3Q24. Note 9: Total number of legal entities with active relationships with banks in Brazil, data from Mapa de Empresas form the Brazilian Government as of September/2024. Note 10: Total number of business accounts in Inter Brazil (PJs) as of September/2024. Note 11: Total number of business accounts in Inter Brazil (PJs) as of June/2024 summed with the number of CNPJs of current PFs clients that don't have a business account with Inter. Note 12: Total “crédito consignado pessoa física” portfolio (Payroll PF) as of September/2024 according to Bacen. Note 13: Total Inter’s payroll PF as of September/2024, excluding FGTS and cartão consignado. Note 14: Market Potential for Payroll Loans = (Total individuals with payroll loans by December/2023 (DataPrev) * Brazil's population according to IBGE) * (Inter's total individual accounts * Average consignado portfolio per person in Brazil) + (Total payroll pf (Bacen) * Number of individuals with payroll loans (DataPrev). Note 15: Total credit card loan portfolio as of September/2024 according to Bacen (PF and PJ). Note 16: Inter’s total credit card loan portfolio as September/2024. Note 17: Market Potential for Credit Card Loans = (Total credit card loan portfolio / Number of active credit cards in Brazil as of September/2024 (Bacen)) * (Half the number of cards at Inter). Note 18: Total FGTS portfolio estimated by multiplying Inter’s share in payments received of FGTS Withdraws (60-F – Saque Aniversário – Alienação ou Cessão Fiduciária) as of 3Q24 by Inter’s September/2024 FGTS loans portfolio. Note 19: Inter’s September/2024 FGTS loans portfolio. Note 20: FGTS Balance Potential = (Brazilians with FGTS balance by December/2022 from Caixa Econômica Federal) / (Total Brazilian population in 2022 according to IBGE) * (% of Brazilians opting for Saque Aniversário) * (Proportion of total FGTS alienação divided by total FGTS Saques) * (Number of Inter's PF clients by September/2024) * (Average implied loan FGTS loan portfolio). Note 21: Total Home Equity Portfolio in Brazil according to ABECIP as of September/2024. Note 22: Total Home Equity PF portfolio of Inter as of September/2024. Note 23: Potential for Home Equity (estimative) = (Number of Home Equity PF contracts according to ABECIP) / (Number of Brazilians according to the IBGE 2022 census) * (Number of PF clients at Inter as of September/2024) * (Average Home Equity PF contract amount according to ABECIP as of September/2024).

E A R N I N G S P R E S E N T A T I O N | 3 Q 2 4 41 Non-IFRS measures and KPIs – Revenue Excl. Inter Pag (+) (-) (+) (=) 3Q24 3Q24 3Q24 3Q24 Total gross revenues (R$ millions) Inter&Co Inter Pag Eliminations Inter&Co Excl. Inter Pag Total gross revenues 2,684 55 9 2,638 Interest income 1,412 28 9 1,393 Income from securities and derivatives 558 - - 558 Gross revenues from services and commissions 468 24 - 444 Other revenues 111 4 - 108 (+) Cashback expenses 104 - - 104 (+) Inter rewards 30 - - 30 (+) (-) (+) (=) 3Q24 3Q24 3Q24 3Q24 Total net revenues (R$ millions) Inter&Co Inter Pag Eliminations Inter&Co Excl. Inter Pag Total net revenues 1,676 43 9 1,641 Net fee revenues 541 24 - 517 Net revenues from services and commissions 430 21 - 409 Other revenues 111 4 - 108 Net interest income 1,135 19 9 1,125 Interest income 1,412 28 9 1,393 Income from securities and derivatives 558 - - 558 Interest expenses (836) (9) - (827)

E A R N I N G S P R E S E N T A T I O N | 3 Q 2 4 42 Non-IFRS measures and KPIs – Total expenses excl. Inter Pag (+) (-) (+) (=) 3Q24 3Q24 3Q24 3Q24 Total expenses (R$ millions) Inter&Co Inter Pag Eliminations Inter&Co Excl. Inter Pag Total expenses 787 49 - 738 Personal expenses 259 21 - 238 Data processing 188 6 - 182 Advertisement and marketing 81 1 - 81 Depreciation and amortization 53 7 - 46 Others 206 14 - 191

E A R N I N G S P R E S E N T A T I O N | 3 Q 2 4 43 Non-IFRS measures and KPIs – Net revenues and expenses excl. Inter Pag (+) (-) (+) (=) 3Q24 3Q24 3Q24 3Q24 Inter&Co Inter Pag Eliminations Inter&Co Excl. Inter Pag Total net revenues 3Q24 (-) tax expenses 3Q24 1,553 42 9 1,520 Total net revenues 3Q24 1,676 43 9 1,641 (-) Tax expenses 3Q24 (124) (2) - (122) (÷) Total net revenues 4Q21 (-) tax expenses 4Q21 683 - - 683 Total net revenues 4Q21 731 - - 731 (-) Tax expenses 4Q21 (48) - - (48) - - - Net revenue 3Q24 Index 100 227 - - 223 Personal + Adm expenses 3Q24 734 42 - 692 Personal expenses 3Q24 259 21 - 238 Administrative expenses 3Q24 475 21 - 454 Personal + Adm expenses 4Q21 584 - - 584 Personal expenses 4Q21 147 - - 147 Administrative expenses 4Q21 437 - - 437 Personal + Adm expenses 3Q24 Index 100 126 - - 118

E A R N I N G S P R E S E N T A T I O N | 3 Q 2 4 44 Non-IFRS measures and KPIs – Efficiency ratio excl. Inter Pag (+) (-) (+) (=) 3Q24 3Q24 3Q24 3Q24 Efficiency ratio (%) Inter&Co Inter Pag Eliminations Inter&Co Excl. Inter Pag Total operational expenses 787 49 - 738 Personnel expenses 259 21 - 238 Administrative expenses 475 21 - 454 Depreciation and amortization 53 7 - 46 (÷) Total net revenues excluding tax expenses 1,553 42 9 1,520 Net interest income 1,135 19 9 1,125 Net result from services and commissions 430 21 - 409 Other revenues 111 4 - 108 Tax expenses (124) (2) - (122)  (=) Efficiency ratio (%) 50.7% 48.6%

E A R N I N G S P R E S E N T A T I O N | 3 Q 2 4 45 Non-IFRS measures and KPIs – Personnel efficiency ratio excl. Inter Pag (+) (-) (+) (=) 3Q24 3Q24 3Q24 3Q24 Personnel efficiency ratio  (%) Inter&Co Inter Pag Eliminations Inter&Co Excl. Inter Pag Personnel expenses 259 21 - 238 (÷) Total net revenues excluding tax expenses 1,553 42 9 1,520 Net interest income 1,135 19 9 1,125 Net result from services and commissions 430 21 - 409 Other revenues 111 4 - 108 Tax expenses (124) (2) - (122)  (=) Personnel efficiency ratio (%) 16.7% 15.7%

E A R N I N G S P R E S E N T A T I O N | 3 Q 2 4 46 Non-IFRS measures and KPIs – Administrative efficiency ratio excl. Inter Pag (+) (-) (+) (=) 3Q24 3Q24 3Q24 3Q24 Administrative efficiency ratio (%) Inter&Co Inter Pag Eliminations Inter&Co Excl. Inter Pag Administrative expenses + D&A 528 28 - 500 Administrative expenses 475 21 - 454 Depreciation and amortization 53 7 - 46 (÷) Total net revenues excluding tax expenses 1,553 42 9 1,520 Net interest income 1,135 19 9 1,125 Net result from services and commissions 430 21 - 409 Other revenues 111 4 - 108 Tax expenses (124) (2) - (122)  (=) Administrative efficiency ratio (%) 34.0% 32.9%

EARNINGS PRESENTATION | 3Q24

Non-IFRS measures and KPIs

Activation Rate:

$$\frac{\text{Number of active clients at the end of the quarter}}{\text{Total number of clients at the end of the quarter}}$$

Active clients:

We define an active client as a customer at any given date that was the source of any amount of revenue for us in the preceding three months, or/and a customer that used products in the preceding three months. For Inter insurance, we calculate the number of active clients for our insurance brokerage vertical as the number of beneficiaries of insurance policies effective as of a particular date. For Inter Invest, we calculate the number of active clients as the number of individual accounts that have invested on our platform over the applicable period.

Active clients per employee:

$$\frac{\text{Number of active clients at the end of the quarter}}{\text{Total number of employees at the end of the quarter, including interns}}$$

Administrative efficiency ratio:

$$\frac{\text{Administrative expenses} + \text{Depreciation and amortization}}{\text{Net Interest Income} + \text{Net result from services and comissions} + \text{Other revenue} - \text{Tax expense}}$$

Annualized interest rates:

Yearly rate calculated by multiplying the quarterly interest by four, over the average portfolio of the last two quarters. All-in loans rate considers Real Estate, Personnal +FGTS, SMBs, Credit Card, excluding non-interest earnings credit card receivables, and Anticipation of Credit Card Receivables.

Anticipation of credit card receivables:

Disclosed in note 9.a of the Financial Statements, line " "Loans to financial institutions".

ARPAC gross of interest expenses:

$$\frac{(\text{Interest income} + (\text{Revenue from services and comissions} - \text{Cashback} - \text{Inter rewards}) + \text{Income from securities and derivarives} + \text{Other revenue}) \div 3}{\text{Average of the last 2 quarters Active Clients}}$$

ARPAC net of interest expenses:

$$\frac{(\text{Revenue} - \text{Interest expenses}) \div 3}{\text{Average of the last 2 quarters Active Clients}}$$

ARPAC per quarterly cohort:

Total Gross revenue net of interest expenses in a given cohort divided by the average number of active clients in the current and previous periods1. Cohort is defined as the period in which the client started his relationship with Inter.

1 - Average number of active clients in the current and previous periods: For the first period, is used the total number of active clients in the end of the period.

Assets under custody (AuC):

We calculate assets under custody, or AUC, at a given date as the market value of all retail clients' assets invested through our investment platform as of that same date. We believe that AUC, as it reflects the total volume of assets invested in our investment platform without accounting for our operational efficiency, provides us useful insight on the appeal of our platform. We use this metric to monitor the size of our investment platform.

Card fee revenue:

It is part of the "Revenue from services and commission" and "Other revenue" on IFRS Income Statement.

Client acquisition cost (CAC):

The average cost to add a client to the platform, considering operating expenses for opening an account, such as onboarding personnel, embossing and sending cards and digital marketing expenses with a focus on client acquisition, divided by the number of accounts opened in the quarter.

47

EARNINGS PRESENTATION | 3Q24

Non-IFRS measures and KPIs

Card+PIX TPV:
PIX, debit and credit cards and withdrawal transacted volumes of a given period. PIX is a Central Bank of Brazil solution to bring instant payments among banks and financial institutions in Brazil.

Card+PIX TPV per active client:
Card+PIX TPV for a given period divided by the number of active clients as of the last day of the period.

Cost of funding:

$$\frac{\text{Interest expenses} \times 4}{\begin{array}{c}\text{Average of last 2 quarters Interest bearing liabilities} \\ \text{(demand deposits, time deposits, savings deposits, creditors by} \\ \text{resources to release, securities issued, securities sold under agreements to repurchase,} \\ \text{interbank deposits and others)}\end{array}}$$

Cost of risk:

$$\frac{\text{Impairment losses on financial assets} \times 4}{\text{Average of last 2 quarters of Loans and advances to customers}}$$

Cost of risk excluding anticipation of credit card receivables:

$$\frac{\text{Impairment losses on financial assets} \times 4}{\begin{array}{c}\text{Average of last 2 quarters of Loans and advances to customers} \\ \text{excluding anticipation of credit card receivables}\end{array}}$$

Cost of risk excluding credit card:

$$\frac{\text{Impairment losses on financial assets} \times 4}{\text{Average of last 2 quarters of Loans and advances to customers excluding credit card}}$$

Cost-to-serve (CTS):

$$\frac{(\text{Personnel Expense} + \text{Administrative Expenses} - \text{Total CAC}) \div 3}{\text{Average of the last 2 quarters Active Clients}}$$

Coverage ratio:

$$\frac{\text{Provision for expected credit loss}}{\text{Overdue higher than 90 days}}$$

Earning portfolio (IEP):

Earnings Portfolio includes "Amounts due from financial institutions" + "Loans and advances to customers" + "Securities" + "Derivatives" from the IFRS Balance Sheet

Efficiency ratio:

$$\frac{\text{Personnel expense} + \text{Administrative expenses} + \text{Depreciation and amortization}}{\text{Net Interest Income} + \text{Net result from services and comissions} + \text{Other revenue} - \text{Tax expense}}$$

Fee revenue ratio:

$$\frac{\text{Net result from services and commissions} + \text{Other revenue}}{\text{Net Interest Income} + \text{Net result from services and comissions} + \text{Other revenue} - \text{Tax expense}}$$

Funding:

Demand Deposits + Time Deposits + Securities Issued + Savings Deposits + Creditors by Resources to Release + Securities sold under agreements to repurchase + Interbank deposits + Borrowing and onlending

Global Services Clients:
Includes Brazilian Global Account clients, US clients and international investors.

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EARNINGS PRESENTATION | 3Q24

Non-IFRS measures and KPIs

Gross loan portfolio:

Loans and Advance to Customers + Loans to financial institutions

Gross merchandise volume (GMV):
Gross merchandise value, or GMV, for a given period as the total value of all sales made or initiated through our Inter Shop & Commerce Plus platform managed by Inter Shop & Commerce Plus.

Gross take rate:

$$\frac{\text{Inter Shop gross revenue}}{\text{GMV}}$$

Margin per active client gross of interest expenses:

ARPAC gross of interest expenses – Cost to Serve

Margin per active client net of interest expenses:

ARPAC net of interest expenses – Cost to Serve

Net fee income:

Net result from services and commissions + Other Revenue

Net interest income:

Interest Income + Interest Expenses + Income from securities and derivatives

Net revenue:

Net interest income + Net result from services and commissions + Other revenue

Net take rate:

$$\frac{\text{Inter Shop net revenue}}{\text{GMV}}$$

NIM 1.0 – IEP + Credit Card Transactional Portfolio:

$$\frac{\text{Net interest income x 4}}{\text{Average of 2 Last Quarters Earning Portfolio (Loans to financial institutions + Securities + Derivatives + Net loans and advances to customers) + Credit card transactor portfolio}}$$

NIM 2.0 – IEP Only:

$$\frac{\text{Net interest income x 4}}{\text{Average of 2 Last Quarters Earning Portfolio (Loans to financial institutions + Securities + Derivatives + Net loans and advances to customers)}}$$

NPL 15 to 90 days:

$$\frac{\text{Overdue 15 to 90 days}}{\text{Loans and Advance to Costumers + Loans to financial institutions}}$$

NPL > 90 days:

$$\frac{\text{Overdue higher than 90 days}}{\text{Loans and Advance to Costumers + Loans to financial institutions}}$$

NPL formation:

$$\frac{\text{Overdue balance higher than 90 days in the current quarter – Overdue balance higher than 90 days inthe previous quarter + Write – off change in the current quarter}}{\text{Total loans and advance to customers in the previous quarter}}$$

49

EARNINGS PRESENTATION | 3Q24

Non-IFRS measures and KPIs

Personal efficiency ratio:

$$\frac{\text{Personnel expense}}{\text{Net Interest Income} + \text{Net result from services and comissions} + \text{Other revenue} - \text{Tax expense}}$$

Primary Banking Relationship:
A client who has 50% or more of their income after tax for that period flowing to their bank account with us during the month.

Return on average equity (ROE):

$$\frac{(\text{Profit / (loss) for the quarter}) \times 4}{\text{Average of last 2 quarters of total shareholder`s equity}}$$

Risk-adjusted efficiency ratio:

$$\frac{\text{Personnel expense} + \text{Administrative expenses} + \text{Depreciation and amortization}}{\text{Net Interest Income} + \text{Net result from services and comissions} + \text{Other revenue} - \text{Tax expense} - \text{Impairment losses on financial assets}}$$

Risk-adjusted NIM 1.0

$$\frac{(\text{Net interest income} - \text{Impairment losses on financial assets}) \text{ x } 4}{\text{Average of 2 Last Quarters Earning Portfolio (Loans to financial institutions} + \text{Securities} + \text{Derivatives} + \text{Net loans and advances to customers)} + \text{Credit card transactor portfolio}}$$

Risk-Adjusted NIM 2.0:

$$\frac{(\text{Net interest income} - \text{Impairment losses on financial assets}) \text{ x } 4}{\text{Average of 2 Last Quarters Earning Portfolio (Loans to financial institutions} + \text{Securities} + \text{Derivatives} + \text{Net loans and advances to customers)}}$$

SG&A:

Administrative Expenses + Personnel Expenses + Depreciation and Amortization

Securities:

Income from securities and derivatives – Income from derivatives

Stage 3 formation:

$$\frac{\text{Stage 3 balance in the current quarter} - \text{Stage 3 balance in the previous quarter} + \text{Write} - \text{off change in the current quarter}}{\text{Total loans and advance to customers in the previous quarter}}$$

Tier I ratio:

$$\frac{\text{Tier I referential equity}}{\text{Risk weighted assets}}$$

Total gross revenue:

$$\text{Interest income} + (\text{Revenue from services and commissions} - \text{Cashback expenses} - \text{Inter rewards}) + \text{Income from securities and derivatives} + \text{Other revenue}$$

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SIGNATURE Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. INTER & Co, INC. By: /s/ Rafaela de Oliveira Vitoria Name: Rafaela de Oliveira Vitoria Title: Investor Relations Officer Date: November 14, 2024